April 3, 2019

Mac Armstrong
Chief Executive Officer
Palomar Holdings, Inc.
7979 Ivanhoe Avenue, Suite 500
La Jolla, CA 92037

       Re: Palomar Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 1, 2019
           File No. 333-230346

Dear Mr. Armstrong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2019 letter.

Amendment No. 1 to Form S-1 filed April 1, 2019

Prospectus Summary
Recent Developments, page 9

1. We refer to your revised disclosures regarding the entrance into a new earthquake partnership, which entails your assumption of earthquake policies, and that carrier partnerships are a strategic focus for you. As this disclosure indicates that you are not initially writing these policies, please balance your disclosure in the first paragraph on page 5, and elsewhere as appropriate, to explain that your granular underwriting process does not apply to all of your policies, such as policies acquired through partnerships where the partner initially writes the policies.
 Mac Armstrong
FirstName LastNameMac Armstrong
Palomar Holdings, Inc.
Comapany NamePalomar Holdings, Inc.
April 3, 2019
Page 3,
April 2 2019 Page 2
FirstName LastName
Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of
Delaware. . ., page 42

2. We note your response to prior comment 5 and your revised disclosures, and refer also to our prior comment 6 in our comment letter dated February 8, 2019. Please revise your disclosure to state whether the provision applies to actions arising under the Securities
         Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty with respect to whether a court would enforce this provision and state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. Capitalization, page 49

3. Please revise to include your pro forma balance sheet information at December 31, 2018.
Executive Compensation
Outstanding Equity Awards at Fiscal Year-End, page 134

4. We note your revised disclosure in response to prior comment 6 and your statement in footnote 2 that all of the awards are subject to the performance condition of a liquidity event. Please revise your table to include the column disclosing the number of securities underlying unexercised unearned awards or otherwise confirm in footnote 3 that the number of shares of common stock awarded to the NEOs were the same as the number of underlying shares as of December 31, 2018 and 2017. Refer to Item 402(p)(2)(iv) of
         Regulation S-K.
Principal Stockholders, page 139

5. We acknowledge your revised disclosure in response to prior comment 7. However, your disclosure in the second paragraph continues to indicate that certain of your calculations are based on December 31, 2018. Please revise accordingly.
 Mac Armstrong
FirstName LastNameMac Armstrong
Palomar Holdings, Inc.
Comapany NamePalomar Holdings, Inc.
April 3, 2019
Page 3,
April 3 2019 Page 3
FirstName LastName
       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:      Michael S. Kagnoff, Esq. - DLA Piper LLP (US)